UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             Venturian Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   923304109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Frank C. Meyer
                                    Manager
                                  Pluto L.L.C.
                      225 W. Washington Street, Suite 1650
                               Chicago, IL 60606
                                 (312) 443-5240
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 30, 1997
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            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 923304109                                            Page 2 of 7 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      White Dwarf Partners, L.P.
      36-4143199
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2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
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3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Delaware Limited Partnership
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                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             37,516 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        37,516 Shares
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      37,516 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.0%
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14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 923304109                                            Page 3 of 7 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Pluto L.L.C.
      36-4143196
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Illinois Limited Liability Company
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             37,516 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        37,516 Shares
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      37,516 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.
        --------------------

     This Statement relates to the Common Stock, $1.00 par value per share (the "Common Stock") of Venturian Corporation ("Venturian"), a Minnesota corporation having its principal executive offices at 11111 Excelsior Boulevard, Hopkins, MN 55343.

Item 2. Identity and Background.
        ------------------------

Items 2 (a)-(c)

     This Statement is filed by White Dwarf Partners, L.P. ("White Dwarf"), a Delaware limited partnership and Pluto L.L.C. ("Pluto"), an Illinois limited liability company, each with its principal executive offices at 225 W. Washington St., Suite 1650, Chicago, IL 60606. White Dwarf owns 37,516 shares of Common Stock. Pluto is the general partner of White Dwarf, a private investment fund.

     Frank C. Meyer ("Mr. Meyer") is Manager of Pluto. Mr. Meyer's business address is 225 W. Washington St., Suite 1650, Chicago, IL 60606. Mr. Meyer's principal occupation is investment management.

Item 2 (d)

     None of White Dwarf, Pluto or Mr. Meyer have been convicted in a criminal proceeding during the last five years (excluding minor traffic violations or similar misdemeanors).

Item 2 (e)

     None of White Dwarf, Pluto or Mr. Meyer have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 2 (f)

     Mr. Meyer is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     See Item 4.


                                Page 4 of 7 Pages

Item 4. Purpose of Transaction.
        -----------------------

     State the purpose or purposes of the acquisition of the securities of the
     ---------------------------------------------------------------------------
issuer. Describe any plans or proposals which the reporting persons may have
--------------------------------------------------------------------------------
which relate to or would result in:
-----------------------------------

     White Dwarf was formed pursuant to an Agreement of Limited Partnership entered into on April 3, 1997, by and among Pluto and Hesperus Partners, Ltd., an Illinois limited partnership ("Hesperus"). On April 30, 1997, Hesperus contributed certain assets (including 37,516 shares of Common Stock) to White Dwarf in exchange for a limited partnership interest in White Dwarf. Immediately therafter, Hesperus distributed its entire limited partnership interest in White Dwarf to certain former limited partners ("Limited Partners") in Hesperus who became limited partners in White Dwarf.

     White Dwarf continues until December 31, 2010, unless sooner dissolved. The business purpose of White Dwarf is to operate and maintain its assets, including the Common Stock, with the ultimate objective of liquidating and/or distributing all such assets. No decision has been made to liquidate or distribute the Common Stock or to dissolve White Dwarf.

     White Dwarf, Pluto and Mr. Meyer have no plans to cause or effect a material change in Venturian's business or corporate structure by merger, sale of assets, or other form of reorganization or to take any action to prevent the acquisition of control by another person through a change in corporate instruments or membership of the Board of Directors or through any other means, nor do they have an intention to alter the capitalization or dividend policies of the Common Stock, or to effect any other transaction comparable in nature to the above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     (a) White Dwarf is the beneficial owner of 37,516 shares of Common Stock, representing 5.0% of the 750,189 shares of Common Stock outstanding as of March 31, 1997. Pluto controls White Dwarf. Mr. Meyer controls Pluto.

     (b) White Dwarf, by virtue of its beneficial ownership of the Common Stock, holds the power to dispose of 37,516 shares of Common Stock. White Dwarf has the power to vote the foregoing shares of Common Stock. Pluto may act in its capacity as general partner of White Dwarf in connection with voting the Common Stock. Mr. Meyer controls Pluto.

     (c) None of White Dwarf, Pluto or Mr. Meyer have effected any transactions in the Common Stock other than as described herein.

     (d) Each of White Dwarf, Pluto and Mr. Meyer have the power to direct the receipt of dividends or sale proceeds from the Common Stock.

     (e) Not applicable.


                                Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

     Not applicable.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

     Not applicable.


                                Page 6 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1997

PLUTO L.L.C.


By: /s/ Frank C. Meyer
    ----------------------------------
    Frank C. Meyer
    Manager

WHITE DWARF PARTNERS, L.P.
By:  Pluto L.L.C., its general partner


By: /s/ Frank C. Meyer
    ----------------------------------
    Frank C. Meyer
    Manager


                                Page 7 of 7 Pages